UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at July 3, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: July 10, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON UPDATE ON JULY 2008 GOAL:
UG DECLINE & MILL FACILITIES SUBSTANTIALLY COMPLETE
October 1 target to fine-tune facilities
JDS continue as mining contractors

July 3, 2008, Vancouver, BC - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that the underground decline and surface facilities at the Company's G-9 project at the Campo Morado (zinc, copper, lead silver, gold) property in Guerrero State, Mexico are substantially complete. President and CEO Dick Whittington and his wife Gillian personally placed the first ceremonial load of rock into the crusher at noon on July 1, 2008.

The underground decline is approximately 30 metres from the initial zone of mineralization to be mined. It was hoped that decline development would be complete by July 1 but a zone of fractured, water-bearing rock was encountered, temporarily delaying development activities until safe mining conditions were restored. Development is now continuing and the mineralized zone is expected to be reached within two weeks. Surface construction is also substantially complete with all major mill components either on site, installed, operating or being commissioned. The water retention dam and tailings storage facility are also both substantially complete and will be operational within two weeks. The power line from Arcelia, a regional centre, to the G-9 site is finished and was energized on June 25, 2008.

The total cost for the project is currently projected to be US$138 million or approximately 11% over that expected in the December 2007 Preliminary Economic Assessment (News Release dated December 28, 2007). This concludes the construction phase of the project and, while construction activities will continue in several areas, the Company will now begin to focus on operational startup activities, targeting an October 1, 2008 completion date.

Between now and October 1, management teams will focus on completing construction, finding and fixing any bottlenecks, and fine-tuning the processing plant and other facilities. Concurrently, work will be focused on mine planning for the recent discoveries at G-9 - the West Extension Zone and the high grade pod in the North Zone (News Releases dated May 1, 9 and June 10, 2008) - both of which are located near to the decline and will now be part of the initial areas to be mined. To facilitate a smooth transition from access development to production, JDS Mining and Energy ("JDS"), which has been the Engineering, Procurement and Construction Manager for the decline and other underground development since November 2007, will continue to take the lead on underground development and production activities for the next six months. Farallon's own management and mining teams - headed by Jesus Rivera, Mine Manager - will take over from JDS on January 1, 2009.

President and CEO Dick Whittington said
"I am very pleased with the efforts of Farallon's management, staff and site contractors to expeditiously advance the project, enabling us to substantially meet our July 1 target for the G-9 project. Developing a Greenfield mining project is never easy, but we have substantially achieved our goals in a safe, efficient manner and are only 11% over budget - no mean feat in today's mining environment. I would like to congratulate them all. This milestone, when combined with ongoing positive results from our drilling program, demonstrates the value of the Parallel Track strategy at G-9. Through the efforts of the site and management teams and the support of the local communities and our investors, we are continuing to achieve our goals for the project."

Farallon is advancing the G-9 polymetallic (zinc, copper, silver, gold, lead) project at its Campo Morado Property in Mexico through a "Parallel Track" program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, and taking place in parallel with underground development, mine planning, site preparation, surface construction and operational planning activities.

Peter Smith, P.Eng., of Axxent Engineering, who is a qualified person and has been responsible for monitoring the capital expenditures on the G-9 Project, has reviewed and approved the disclosure on that aspect of this release.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.